EXHIBIT 3.5

(STAMP)

CERTIFICATE OF DESIGNATION OF
PREFERENCES AND RIGHTS OF
CLASS C PIK PREFERRED STOCK

OF

SEMINIS, INC.

Pursuant to Section 151 of the
General Corporation Law of the
State of Delaware

          Seminis, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, and pursuant to the provisions of Section 151 of the Delaware General Corporation Law, said Board of Directors duly adopted a resolution on September 29, 2003 which approved the filing of this Certificate of Designation and which resolution remains in full force and effect as of the date hereof.

          Pursuant to such resolution and the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, there is hereby created a series of preferred stock, $.01 par value per share, of the Corporation, which series shall have the following powers, preferences, and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, in addition to those set forth in the Certificate of Incorporation of the Corporation:

          Part 1. Designation and Amount of Class C PIK Preferred Stock. 400,000 shares of the Preferred Stock shall be designated as Class C PIK Preferred Stock, $0.01 par value (“Class C PIK Preferred Stock”), of the Corporation.

          Part 2. Payment of Dividends.

          2A. Except as provided below, the holders of outstanding shares of Class C PIK Preferred Stock shall, from and after the date the Class C PIK Preferred Stock is first issued by the Corporation, be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the purpose, cumulative paid-in-kind dividends at the annual rate of 12% of the liquidation preference per share, compounded quarterly by virtue of paying dividends on all outstanding shares of Class C PIK Preferred Stock, including those previously issued as dividends (provided that after the occurrence and during the continuance of an Event of Noncompliance, the Class C PIK Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the purpose, cumulative paid-in-kind dividends at the annual rate of 14% of the liquidation preference per share, compounded quarterly by virtue of paying dividends on all outstanding shares of Class C PIK Preferred Stock, including those previously issued as dividends), and no more, in equal quarterly payments on the 15th day of January, April, July and October in each year (each a “Distribution Payment Date”) commencing on the first Distribution Payment Date following the date the Class C PIK Preferred Stock is first issued by the Corporation. If any Distribution Payment Date occurs on a day that is not a Business Day, any accrued distributions otherwise payable on such Distribution Payment Date shall be paid on the next succeeding Business Day. The Board of Directors may fix a record date for the determination of holders of shares of Class C PIK Preferred Stock entitled to receive a payment of a dividend declared thereon, which record date shall be no more than sixty days prior to the date fixed for the payment thereof. The amount of dividends payable shall be determined on the basis of twelve 30-day months and a 360-day year. Accrued but unpaid dividends shall not bear interest; provided that if such accrued but unpaid dividends are to be paid in cash, delayed dividends shall accrue interest at the annual rate of 12% (or 14% during any Event of Non-Compliance), compounded quarterly, from the relevant Distribution Payment Date through the date actually paid.

          2B. Any dividend payments made with respect to shares of Class C PIK Preferred Stock may be paid, in the sole discretion of the Corporation, in cash or in additional shares (and/or fractional shares) of Class C PIK Preferred Stock, at the rate of .12 of one share of Class C PIK Preferred Stock for each $120 of such dividends not paid in cash.

          2C. During any period when the Corporation has failed to pay a quarterly dividend on the shares of Class C PIK Preferred Stock and until all unpaid dividends payable, whether or not declared, on the outstanding shares of Class C PIK Preferred Stock shall have been paid in full or declared and set apart for payment, and all redemption and Change of Control payment obligations theretofore payable and not previously paid in respect of the Class C PIK Preferred Stock have been paid in full in cash, the Corporation shall not: (i) authorize, declare, set apart for payment or pay dividends, or make any other distributions, on any shares of Junior Stock or Parity Stock, other than dividends or distributions payable in shares of Junior Stock, or (ii) redeem, purchase or otherwise acquire for consideration (or pay or make available any moneys for a sinking fund for the redemption of such shares) any shares of Junior Stock or Parity Stock, other than redemptions, purchases or other acquisitions of shares of Junior Stock or Parity Stock in exchange for any shares of Junior Stock. During any period when dividends are not so paid in full (or a sum sufficient for such full payment is not set apart for payment) upon the shares of Class C PIK Preferred Stock and any other class or series of Parity Stock, all distributions authorized or declared upon the shares of Class C PIK Preferred Stock and any such class or series of Parity Stock shall be authorized and declared pro rata so that the amount of distributions authorized or declared per share on the shares of Class C PIK Preferred Stock and such class or series of Parity Stock shall in all cases bear to each other the same ratio that accrued and unpaid distributions per share on the Class C PIK Preferred Stock and such class or series of Parity Stock bear to each other.

          2D. Distributions on the shares of Class C PIK Preferred Stock, if not paid on the applicable Distribution Payment Date, will accrue whether or not distributions are authorized or declared for such Distribution Payment Date, whether or not the Corporation has earnings and whether or not there are assets legally available for the payment of such distributions. For the avoidance of doubt, unpaid dividends on the shares of Class C PIK Preferred Stock that accrue pursuant to this Part 2D shall compound quarterly until paid.

          Part 3. Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of shares of the Class C PIK Preferred Stock shall be entitled to receive, out of the assets of the Corporation, and in preference to and in priority over any distribution upon the shares of Common Stock and all shares of Junior Stock, an amount in cash equal to $1,000 per share, plus an amount equal to the accrued and unpaid dividends thereon, whether or not declared, to the date of liquidation, dissolution or winding up, as the case may be. If the assets of the Corporation are not sufficient to pay in full the liquidation price payable to the holders of the shares of the Class C PIK Preferred Stock and the liquidation price payable to the holders of all shares of Parity Stock (as hereinafter defined), the holders of all such shares shall share ratably in such distribution of assets in accordance with the amounts which would be payable on such distribution if the amounts to which the holders of shares of the Class C PIK Preferred Stock and the holders of shares of Parity Stock are entitled were paid in full. A merger or consolidation of the Corporation with or into any other corporation shall not be deemed a liquidation, dissolution or winding up of the Corporation. As used in this Certificate of Designation, the term “liquidation preference” shall mean $1,000 per share.

          Part 4. Redemption.

          4A. Optional Redemption.

          (i) Except as provided in paragraph (ii) below, shares of the Class C PIK Preferred Stock shall not be redeemable prior to October 1, 2006. Thereafter, the Corporation may redeem shares of the Class C PIK Preferred Stock, in whole or in part, at the option of the Corporation, at the per share redemption prices (expressed as a percentage of the liquidation preference thereof and payable in cash) set forth below, plus an amount in cash equal to accrued and unpaid dividends, whether or not declared, to the redemption date therefor:

Redemption Date	Percentage

For the period from October 1, 2006 to and including October 1, 2008	102%
Thereafter	100%

          (ii) At any time prior to October 1, 2014, following, or concurrent with, the occurrence of (a) a Change of Control, or (b) a Qualified IPO, the Corporation may redeem shares of the Class C PIK Preferred Stock, in whole or in part, at the option of the Corporation, at a per share redemption price payable in cash equal to 102% of the liquidation preference, plus an amount in cash equal to accrued and unpaid dividends, whether or not declared, to the redemption date therefor.

          4.B. Mandatory Redemption. The Corporation shall redeem all outstanding shares of Class C PIK Preferred Stock on October 1, 2014, at a redemption price, payable in cash, equal to the per share liquidation preference thereof, plus an amount in cash equal to accrued and unpaid dividends, whether or not declared, to the redemption date therefor.

          Part 5. Provisions Applicable to Redemptions.

          5A. Not less than thirty nor more than sixty days prior to the date fixed for any redemption of shares of Class C PIK Preferred Stock pursuant to Part 4 hereof, a notice specifying the time and place of such redemption, whether all or less than all the outstanding shares of Class C PIK Preferred Stock are to be redeemed, the total number of shares of Class C PIK Preferred Stock being redeemed, and the number of shares held by the holder to be redeemed shall be given by first class mail, postage prepaid, to the holders of record of shares of the Class C PIK Preferred Stock to be redeemed at their respective addresses as the same shall appear on the books of the Corporation, but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for redemption. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice and the shares specified in such notice shall be deemed to have been called for redemption as of the date such notice was mailed.

          5B. Unless the Corporation shall fail to pay, upon surrender of the certificates evidencing the shares to be redeemed, the redemption price of any shares of the Class C PIK Preferred Stock called for redemption as provided herein, from and after the date fixed for the redemption of such shares of Class C PIK Preferred Stock by the Corporation, the holders of such shares called for redemption shall cease to be stockholders with respect to such shares and shall have no interest in or claims against the Corporation by virtue thereof and shall have no voting or other rights with respect to such shares, except the right to receive the moneys payable upon such redemption from the Corporation, without interest thereon, upon surrender (and endorsement, if required by the Corporation) of their certificates, and the shares evidenced thereby shall no longer be deemed to be outstanding.

          Part 6. Redemption Procedure. In every case of redemption of less than all of the then outstanding shares of Class C PIK Preferred Stock pursuant to Part 4 hereof, such redemption shall be made as nearly as practicable pro rata among the holders thereof according to the number of shares of Class C PIK Preferred Stock held by the respective holders, and otherwise (but not affecting the pro rata allocation) in such manner as may be prescribed by resolution of the Board of Directors, provided that only whole shares shall be selected for redemption.

          Part 7. Change of Control Put Right.

          7.A. Unless the holders of a majority of the then outstanding shares of Class C PIK Preferred Stock otherwise consent, the Corporation shall not approve or recommend a Change of Control unless, in connection with the Change of Control, the Corporation is not prohibited in any respect (including pursuant to restrictions contained in any instruments of indebtedness to which the Corporation or any of its subsidiaries is a party) from making and consummating a Change of Control Offer (as defined below). If a Change of Control occurs, then the Corporation (or its successor) shall notify the holders of the Class C PIK Preferred Stock in writing of such occurrence and shall make an offer to purchase (the “Change of Control

Offer”), at the holders’ option, all or any of the then outstanding shares of Class C PIK Preferred Stock at a purchase price (expressed as a percentage of the liquidation preference) (the “Change of Control Price”), equal to 101% of the liquidation preference, plus an amount in cash equal to accrued and unpaid dividends, whether or not declared, to the Change of Control Payment Date.

          7.B. The Change of Control Offer shall be made by the Corporation (or its successor) by mailing a notice thereof within twenty (20) days following the date of consummation of the Change of Control (the “Change of Control Date”) to holders of shares of the Class C PIK Preferred Stock at their last registered address, which notice shall set forth:

          (i) that a Change of Control has occurred and that each holder of shares of Class C PIK Preferred Stock has the right to require the Corporation (or its successor) to repurchase for cash such holder’s shares of Class C PIK Preferred Stock for the Change of Control Price, plus an amount in cash equal to accrued and unpaid dividends, whether or not declared, to the Change of Control Payment Date;

(ii)	the Change of Control Payment Date;

(iii)	a description of the Change of Control; and

(iv)	a description of the procedures to be followed by such holder in order to have its shares of Class C PIK Preferred Stock repurchased.

          The Change of Control Offer shall remain open from the time of mailing until the Business Day preceding the Change of Control Payment Date.

          7.C. Subject to applicable law, the Corporation (or its successor) shall fix the date for such repurchase (the “Change of Control Payment Date”) on a date no earlier than thirty (30) but no more than sixty (60) days after the date the Change of Control Offer is made as set forth above.

          7.D. The Corporation (or its successor) will comply with any securities laws and regulations, to the extent such laws and regulations are applicable, in the event that the Corporation (or its successor) is required to make a Change of Control Offer and to repurchase shares of the Class C PIK Preferred Stock in connection with a Change of Control.

          7.E. On the Change of Control Payment Date, unless the Corporation (or its successor) defaults in the payment for the shares of Class C PIK Preferred Stock tendered pursuant to the Change of Control Offer, dividends will cease to accrue with respect to the shares of Class C PIK Preferred Stock tendered. All rights of holders of such tendered shares will terminate, except for the right to receive payment therefor, on the Change of Control Payment Date.

          Part 8. Mandatory Put.

          8.A. Upon the occurrence of an Event of Noncompliance described in clause (d) or clause (e) of the definition of Event of Noncompliance, all of the then outstanding shares of Class C PIK Preferred Stock shall immediately be automatically put to the Corporation at the redemption price set forth in Part 4.A. (such price to be determined based upon the applicable time period) in cash, plus an amount in cash equal to accrued and unpaid dividends, whether or not declared, to the date of redemption, provided, however, that the Corporation’s obligation to redeem the shares of the Class C PIK Preferred Stock shall be subject to the prior satisfaction of any and all obligations pursuant to (i) the Credit Agreement or any replacement financing thereof and (ii) the Indenture and any replacement financing thereof.

          8.B. Upon the occurrence of a default in the performance of, or compliance with, any term of Material Indebtedness, as a result of which default such Material Indebtedness has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment (an “Acceleration”), then, unless such Acceleration is rescinded, on the date that is 181 days following the repayment of such obligations under the Material Indebtedness as is then required by the holders thereof to be retired or terminated, the holders of the then outstanding shares of Class C PIK Preferred Stock shall have the right to immediately put to the Corporation at the redemption price set forth in Part 4.A. (such price to be determined based upon the applicable time period) in cash, plus an amount in cash equal to accrued and unpaid dividends, whether or not declared, to the date of redemption.

          8.C. Upon the redemption of the shares of Class C PIK Preferred Stock pursuant to Part 8.A. or 8.B., unless the Corporation defaults in the payment for the shares of Class C PIK Preferred Stock put pursuant to Part 8.A. or 8.B., dividends will cease to accrue with respect to the shares of Class C PIK Preferred Stock redeemed. All rights of holders of such put shares will terminate, except for the right to receive payment therefor.

          Part 9. Voting Rights. The holders of shares of the Class C PIK Preferred Stock shall be entitled to vote as a class upon any proposed amendment to the terms of this Certificate of Designation (or any proposed amendment to the Corporation’s certificate of incorporation), including by way of merger, consolidation or otherwise, if the amendment would increase or decrease the aggregate number of authorized shares of the Class C PIK Preferred Stock, increase or decrease the par value of such shares of Class C PIK Preferred Stock or alter or change the powers, preferences, or special rights of the shares of Class C PIK Preferred Stock so as to effect them adversely. Except as set forth in this Certificate of Designation or as required by law, holders of shares of the Class C PIK Preferred Stock shall have no voting rights.

          Part 10. No Conversion Rights. The shares of the Class C PIK Preferred Stock shall not be convertible into any other securities of the Corporation.

          Part 11. Rank. The Class C PIK Preferred Stock shall, with respect to dividend distributions and distributions upon the voluntary or involuntary liquidation, winding up and dissolution of the Corporation, rank (A) junior to the shares of the Corporation’s Class B Redeemable Preferred Stock, par value $0.01 per share, (B) senior to all classes of common stock of the Corporation (including, without limitation, the Common Stock) and all Junior Stock, and (C) pari passu with any Parity Stock. The Corporation may authorize, create and issue (a) Parity Stock, including shares of Class C PIK Preferred Stock, having an aggregate liquidation preference of up to an amount that is less than the aggregate amount of the liquidation preference of the shares of the Class C PIK Preferred Stock initially issued to The Northwestern Mutual Life Insurance Company and outstanding on the date hereof and all paid in kind dividends (and dividends on dividends) with respect thereto, and (b) Junior Stock without the consent of the holders of shares of the Class C PIK Preferred Stock. The Corporation shall not authorize, create or issue any additional series or classes of Preferred Stock that rank senior to the shares of the Class C PIK Preferred Stock as to the payment of dividends, liquidation preference and redemption rights without the approval of the affirmative vote of at least a majority of the then outstanding shares of the Class C PIK Preferred Stock.

          Part 12. Restrictions on Transfer. No sale, offer, assignment, transfer, pledge, hypothecation, encumbrance or other disposition (each, a “disposition”) of any shares of Class C PIK Preferred Stock shall be permitted without the prior written consent of the Corporation, other than dispositions to an Affiliate of the transferring holder of shares of Class C PIK Preferred Stock, provided, however, that dispositions to a Person or group of Affiliated Persons of shares of Class C PIK Preferred Stock with an aggregate liquidation preference equal to or greater than $10 million per disposition (it being understood that a disposition to a Person or group of Affiliated Persons by a single Person or two Affiliated Persons shall count as a single disposition) shall be permitted by this Certificate of Designation without consent of the Corporation, provided, further, however, that in no event shall any holder of shares of Class C PIK Preferred Stock dispose of any shares of Class C PIK Preferred Stock to any Person who is engaged to a material extent in the business of the Corporation or any of its subsidiaries.

          Part 13. Negative Covenants

          13.A. Incurrence of Indebtedness. Unless, by the affirmative vote of at least a majority of the then outstanding shares of the Class C PIK Preferred Stock, the holders of the shares of the Class C PIK Preferred Stock agree, in any instance, to waive compliance therewith, for so long as any shares of the Class C PIK Preferred Stock remain outstanding, the Corporation agrees and covenants that the Company (as defined in the Indenture) will, and the Corporation will cause the Company (as defined in the Indenture) to, perform and comply with the provisions of Section 4.09 of the Indenture (including the replacement text with respect to Section 4.09(a) contained herein), which provisions, as well as related defined terms contained therein (except as specified below), are hereby incorporated by reference herein with the same effect as if each and every such provision were set forth herein in its entirety and all of which provisions shall be deemed to be made under this Certificate of Designation for the benefit of the holders of shares of Class C PIK Preferred Stock, provided, however, that for purposes of this Certificate of Designation, Section 4.09(a) of the Indenture shall be replaced in its entirety with the following text:

“The Company shall not, and shall not permit any of its Restricted Subsidiaries to directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company shall not issue any Disqualified Stock and shall not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Restricted Subsidiaries of the Company (other than Seminis Korea or any of its Restricted Subsidiaries) may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available (the “Reference Period”) immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 1.5 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four quarter period.”

For purposes of this Part 13.A., (i) the phrases “Fixed Charge Coverage Ratio,” “Fixed Charges” and “Officers’ Certificate” shall have the meanings set forth in Part 14 of this Certificate of Designation, (ii) capitalized terms used in the definitions of “Fixed Charge Coverage Ratio” and “Fixed Charges” shall have the meanings ascribed to such terms in the Indenture, and (iii) other capitalized terms used in the replacement Section 4.09(a) text above and capitalized terms used in Section 4.09 of the Indenture and any related section shall have the meanings ascribed to such terms in the Indenture, provided, however, that for purposes of this Part 13. A. the definition of “Disqualified Stock” shall be revised to replace the phrase “91 days after the date on which the Notes mature” to “91 days after the mandatory redemption date set forth in Part 4.B.”

          13.B. Restricted Payments. Unless, by the affirmative vote of at least a majority of the then outstanding shares of the Class C PIK Preferred Stock, the holders of the shares of the Class C PIK Preferred Stock agree, in any instance, to waive compliance therewith, for so long as any shares of the Class C PIK Preferred Stock remain outstanding, the Corporation agrees and covenants that the Company (as defined in the Indenture) will, and the Corporation will cause the Company (as defined in the Indenture) to, perform and comply with the provisions of Section 4.10 of the Indenture, which provisions, as well as related defined terms contained therein (except as specified below), are hereby incorporated by reference herein with the same effect as if each and every such provision were set forth herein in its entirety and all of which provisions shall be deemed to be made under this Certificate of Designation for the benefit of the holders of shares of Class C PIK Preferred Stock, provided, however, that the references in Section 4.10 of the Indenture to the phrase “Total Leverage Ratio” shall be replaced by the phrase “Fixed Charge Coverage Ratio” and the phrases “Fixed Charge Coverage Ratio” and “Fixed Charges” shall have the meanings set forth in Part 14 of this Certificate of Designation. For purposes of this Part 13.B., (i) capitalized terms used in Section 4.10 of the Indenture and any related section shall have the meanings ascribed to such terms in the Indenture, provided, however, that for purposes of this Part 13.B. the definition of “Disqualified Stock” shall be revised to replace the phrase “91 days after the date on which the Notes mature” to “91 days after the mandatory redemption dale set forth in Part 4.B.”

          13.C. Transactions with Affiliates. Unless, by the affirmative vote of at least a majority of the then outstanding shares of the Class C PIK Preferred Stock, the holders of the shares of the Class C PIK Preferred Stock agree, in any instance, to waive compliance therewith, for so long as any shares of the Class C PIK Preferred Stock remain outstanding, the Corporation agrees and covenants that the Company (as defined in the Indenture) will, and the Corporation will cause the Company (as defined in the Indenture) to, perform and comply with the provisions of Section 4.14 of the Indenture, which provisions, as well as related defined terms contained therein (except as specified below), are hereby incorporated by reference herein with the same effect as if each and every such provision were set forth herein in its entirety and all of which provisions shall be deemed to be made under this Certificate of Designation for the benefit of the holders of shares of Class C PIK Preferred Stock. For purposes of this Part 13.C., capitalized terms used in Section 4.14 of the Indenture and any related section shall have the meanings ascribed to such terms in the Indenture, provided, however, that for purposes of this Part 13.C. the definition of “Disqualified Stock” shall be revised to replace the phrase “91 days after the date on which the Notes mature” to “91 days after the mandatory redemption date set forth in Part 4.B.”

          13.D. General. To the extent that any provision of the Indenture incorporated by reference in Part 13. A, 13.B or 13.C above (i) permits the Trustee or any Holder or Noteholder (as all of such capitalized terms are defined in the Indenture) to waive compliance with such provision or (ii) requires that a document, opinion or other instrument or any event or condition be acceptable or satisfactory to the Trustee or any Holder or Noteholder (as all such capitalized terms are defined in the Indenture), for purposes of Parts 13.A, 13.B and 13.C hereof, (x) such provision shall be complied with only if it is specifically waived by the holders of a majority of the shares of Class C PIK Preferred Stock in writing and (y) such document, opinion or other instrument and such event or condition shall be acceptable or satisfactory only if it is acceptable or satisfactory to the holders of a majority of the shares of Class C PIK Preferred Stock. No termination of, or amendment to, the covenants or agreements or defined terms of the Indenture incorporated by reference in Part 13.A, 13.B or 13.C and no release of the Company (as such term is defined in the Indenture) with respect to such covenants or agreements or defined terms made pursuant to the Indenture shall be effective to terminate or amend such covenants or agreements or defined terms or release the Company (as such term is defined in the Indenture) with respect to this Certificate of Designation without the prior written approval of the holders of a majority of the shares of Class C PIK Preferred Stock. Notwithstanding any termination or expiration of the Indenture, the Corporation shall cause the Company (as such term is defined in the Indenture) to continue to observe the covenants therein contained and incorporated by reference in Parts 13.A, 13.B and 13.C hereof for the benefit of the holders of shares of Class C PIK Preferred Stock. All such incorporated covenants shall be in addition to the express covenants contained herein and shall not be limited by the express covenants contained herein (except as expressly modified in this Certificate of Designation) nor shall such incorporated covenants be a limitation on the express covenants contained herein.

          Part 14. Certain Definitions. As used herein, the following terms heretofore not defined shall have the following respective meanings:

          “Affiliate” shall mean, with respect to a specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,”

“controlled by” and “under common control with” have correlative meanings.

          “Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

          “Change of Control” shall have the meaning ascribed to it in the Indenture and any capitalized terms used in the definition of “Change of Control” in the Indenture shall have the meanings ascribed to such terms in the Indenture.

          “Common Stock” shall mean the shares of the Common Stock, $.01 par value, of the Corporation.

          “Credit Agreement” shall mean the $250,000,000 Credit Agreement, dated as of September 29, 2003, among Seminis Vegetable Seeds, Inc., as borrower, Seminis, Inc. as parent guarantor, the lenders referred to therein, Citicorp North America, Inc., as administrative agent, CIBC World markets Corp. and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank International,” New York Branch, as co-documentation agents, Harris Trust and Savings Bank, as syndication agent and Citigroup Global Markets Inc. and Harris Trust and Savings Bank, as joint lead arrangers and joint bookrunners.

          “Event of Noncompliance” shall mean the occurrence of any of the following events, for any reason whatsoever (and whether such occurrence shall be voluntary or involuntary or come about or be effected by operation of law or otherwise):

(a) the Corporation defaults in any payment, when due, with respect to any shares of Class C PIK Preferred Stock and such default continues for thirty (30) days; or

(b) the Corporation fails to perform or observe any agreement, term or condition contained herein, or there shall have occurred any breach or violation of any covenant, agreement or term set forth in Part 13 hereof, and such failure, breach or violation shall not be remedied within thirty (30) days after the Corporation has actual knowledge of such failure, breach or violation or has received written notice from holders of shares of Class C PIK Preferred Stock representing at least 50% of the aggregate liquidation preference of the then outstanding shares of Class C PIK Preferred Stock; or

(c) the Corporation or a subsidiary of the Corporation that is the principal borrower with respect to Material Indebtedness makes an assignment for the benefit of creditors generally; or

(d) any decree or order for relief in respect of the Corporation or a subsidiary of the Corporation that is the principal borrower with respect to Material Indebtedness is entered under any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation or similar law, whether now or hereafter in effect (herein called the “Bankruptcy Law”), of any jurisdiction; or

(e) the Corporation or a subsidiary of the Corporation that is the principal borrower with respect to Material Indebtedness petitions or applies to any tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Corporation, or of any substantial part of the assets of the Corporation, or commences a voluntary case under the Bankruptcy Law of the United States, or any proceedings relating to the Corporation under the Bankruptcy Law of any other jurisdiction or any involuntary proceeding under any Bankruptcy Law shall be commenced and continue unstayed and in effect for 60 days.

          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

          (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

          (3) any interest actually paid by the Company or any of its Restricted Subsidiaries under any Guarantee of Indebtedness or other obligation of any other Person; plus

          (4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

          “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage ratio is being calculated and on or prior to the date on which the event for which calculation of the Fixed Charge Coverage ratio is made (the “Calculation Date”), then the Fixed Charge Coverage ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

          In addition, for purposes of calculating the Fixed Charge Coverage ratio:

          (1) (x) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the Reference Period or subsequent to such Reference Period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the Reference Period, and for purposes of determining the pro forma effects of such acquisition, Consolidated Cash Flow shall be calculated to give pro forma effect to cost savings and operating expense reductions related to such acquisition that have occurred or are reasonably expected to occur within the 12 months following such acquisition, in the reasonable judgment of the chief financial officer of the specified Person; and (y) in addition, with respect to any acquisition made by the specified Person or any of its Restricted Subsidiaries during either of the two fiscal quarters immediately preceding such Reference Period, Consolidated Cash Flow shall also be calculated to give pro forma effect to cost savings and operating expense reductions expected to result from steps taken during such Reference Period (but on or prior to the first anniversary of such acquisition) as if such steps were taken on the first day of such Reference Period (regardless, with respect to each of clauses (x) and (y) hereof, of whether those cost savings or operating expense reductions could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the Commission related thereto); provided, that in either such case, adjustments are set forth in an Officers’ Certificate signed by the specified Person’s chief executive officer and chief financial officer which states (i) the amounts of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the officers executing such Officers’ Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture;

          (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded;

          (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges shall not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

          (4) if, since the beginning of the applicable four-quarter period, any Person that became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such four-quarter period shall have made any acquisition, disposition, merger or consolidation or determined a discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage ratio shall be calculated giving pro forma effect thereto for such period as if such acquisition, disposition, merger or consolidation or determination of a discontinued operation had occurred at the beginning of the applicable four-quarter period;

          (5) any Person that is a Restricted Subsidiary of the Company on the Calculation Date shall be deemed to have been a Restricted Subsidiary at all times during the applicable four- quarter reference period;

          (6) any Person that is not a Restricted Subsidiary of the Company on the Calculation Date shall be deemed not to have been a Restricted Subsidiary at any time during the applicable four-quarter reference period; and

          (7) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire applicable four-quarter reference period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

          “Indenture” shall mean the Indenture, dated as of September 29, 2003, by and among Seminis Vegetable Seeds, Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee, as in effect on September 29, 2003.

          “Junior Stock” shall mean any shares of a series of the Preferred Stock which is by its terms expressly made junior to the shares of the Class C PIK Preferred Stock at the time outstanding as to the payment of dividends, liquidation preference or redemption rights.

          “Material Indebtedness” shall mean indebtedness pursuant to the Credit Agreement and any replacement financing thereof and the Indenture and any replacement financing thereof, provided that no replacement financing of the Credit Agreement (or any replacement financing thereof) or the Indenture (or any replacement financing thereof) shall be deemed to be Material Indebtedness if such replacement financing was obtained or financed after the occurrence of and during the pendency of an Acceleration of the Credit Agreement (or any replacement financing thereof) then in effect or the Indenture (or any replacement financing thereof) then in effect.

          “Officers’ Certificate” means a certificate signed by an officer of the specified Person and delivered to each holder of shares of Class C PIK Preferred Stock.

          “Parity Stock” shall mean any shares of a series of the Preferred Stock which is by its terms not expressly made junior or senior to the Class C PIK Preferred Stock at the time outstanding as to payment of dividends, liquidation preference or redemption rights.

          “Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “group” (as defined in the Exchange Act).

          “Qualified IPO” shall mean one or more underwritten public offerings of common equity securities of the Corporation pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (excluding registration statements filed on Form S-8, or any similar successor form) which offerings generate at least $100.0 million of gross proceeds to the Corporation and which results in the listing of the common equity securities of the Corporation on a national securities exchange or authorization for quotation on the Nasdaq National Market System.

          IN WITNESS WHEREOF, Seminis, Inc. has caused this Certificate of Designation to be executed by its duly authorized officer on September 29, 2003.

SEMINIS, INC.

By:	/s/ Bernardo Jimenez

Name:	Bernardo Jimenez
Title:	Executive Senior Vice President